UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

150 King Street West, Suite 200

Toronto, Ontario

Canada M5H 1J9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On January 24, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional accredited investor (the “Purchaser”), pursuant to which the Company agreed to sell in a registered direct offering (the “Registered Offering”), (i) 17,948,718 of the Company’s common shares, at a purchase price per share of $0.39 (the “Shares”), for aggregate gross proceeds to the Company of approximately $7.0 million, before deducting placement agent fees and offering expenses payable by the Company and (ii) warrants (the “Warrants”) to purchase an aggregate of 17,948,718 common shares..the “Warrant Shares”). The Registered Offering is anticipated to close on or about January 26, 2022.

The exercise price of each Warrant is $0.44 per share, and each Warrant is immediately exercisable and will expire five years from the date of issuance. The exercise price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of specified events, including stock dividends, stock splits, combinations and reclassifications of the common shares, as described in the Warrants.

Holders of the Warrants may exercise their Warrants to purchase Warrant Shares at any time after the date of issuance and prior to the expiration date. Subject to limited exceptions, a holder of Warrants will not have the right to exercise any portion of its Warrants if the holder, together with its affiliates and any other persons acting as a group together with the holder and any of the holder's affiliates, would beneficially own in excess of 4.99% of the number of our common shares outstanding immediately after giving effect to such exercise, provided that the holder may increase or decrease the beneficial ownership limitation (but in no event shall such limitation exceed 9.99%). If, at the time of the exercise of a Warrant, a registration statement and current prospectus covering the resale by the holder of the Warrant Shares issuable upon exercise of the Warrant is not available, the holder may exercise its Warrant, in whole or in part, on a cashless basis. There is no established trading market for the Warrants, and the Company does not intend to list the Warrants on any securities exchange or other nationally recognized trading system.

Pursuant to an engagement letter dated January 24, 2022, we have engaged A.G.P./Alliance Global Partners (“AGP” or Placement Agent) to act as our exclusive Placement Agent in connection with the Registered Offering. As compensation in connection with the Registered Offering, the Company agreed to pay AGP a cash fee equal to 7.0% of the gross proceeds of the Registered Offering, $15,000 for non-accountable expenses, which includes for travel, marketing, and up to $50,000 for accountable Placement Agent’s legal fees. In addition, the Company agreed to issue AGP warrants (the “Placement Agent Warrants”) to purchase 628,205 common shares. The Placement Agent Warrants have an exercise price equal to $0.44, which is the same exercise price of the Warrants sold in the Private Placement, and are exercisable immediately after the Closing date for five years from such date. The Placement Agent Warrants have substantially similar terms to the Warrants issued in the concurrent Private Placement. Finally, AGP will receive a cash fee equal to 7.0% upon the cash exercise of the Warrants sold in the Registered Offering.

The net proceeds from the Registered Offering, after deducting placement agent fees and offering expenses, were approximately $6.35 million, excluding the proceeds, if any, from the exercise of the Warrants or the Placement Agent Warrants.

The Purchase Agreement includes customary representations, warranties and covenants by the Company and the Purchasers, and the Company has agreed to provide the Purchasers with customary indemnification under the Purchase Agreement.

The Shares, Warrants and Warrant Shares were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-255526), which was originally filed with the SEC on April 27, 2021, and declared effective on May 14, 2021.

The foregoing descriptions of the Purchase Agreement, the Warrant and the Placement Agent Warrant are not complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, form of Warrant and form of Placement Agent Warrant, copies of which are filed herewith as Exhibit 4.1, Exhibit 4.2, and Exhibit 4.3 respectively to this Report on Form 6-K and are incorporated by reference herein.

A copy of the legal opinion of Miller Thomson LLP relating to the Shares, Warrants and Warrants Shares offered in the Registered Offering is attached as Exhibit 5.1 hereto.

Forward-Looking Statements

The statements in this report related to the completion, timing and size of the Registered Offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the Registered Offering. There can be no assurance that the Company will be able to complete the Registered Offering on the anticipated terms, or at all.

Incorporation by Reference

The information set forth in this report on Form 6-K, including the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 as filed on April 27, 2021, and declared effective on May 14, 2021 (No. 333-255526).

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

4.1	Form of Securities Purchase Agreement
4.2	Form of Warrant
4.3	Form of Placement Agent Warrant
5.1	Opinion of Miller Thomson LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation

(Registrant)

By: /s/ Stephen Mullowney

Stephen Mullowney

Chief Executive Officer

Date: January 25, 2022